EXHIBIT 99.2

Summary of Certain Material Terms of the Asset Purchase Agreement
Among Nova Measuring Instruments Ltd., HyperNex, Inc. and its Shareholders

On April 24, 2006, Nova Measuring Instruments, Ltd. (“Nova”) entered into an Asset Purchase Agreement with HyperNex, Inc. (“HyperNex”) and its shareholders providing for Nova’s acquisition of substantially all the assets of HyperNex and Nova’s assumption of certain specified liabilities, including certain liabilities accruing after the closing relating to contracts assumed by Nova.

Under the terms of the Asset Purchase Agreement, Nova will issue up to 1.8 million ordinary shares as follows: at the closing of the acquisition transaction, Nova will issue 883,350 ordinary shares to HyperNex and 286,650 ordinary shares to HyperNex employees; and 15 months after closing, subject to certain contingencies, including potential indemnity claims that may be made by Nova, Nova will issue up to an additional 475,650 ordinary shares to HyperNex and an additional 154,350 ordinary shares to the employees. The total number of shares issuable 15 months after the closing is also subject to downward adjustment in the event that HyperNex’s net worth is less than the target net worth set forth in the Asset Purchase Agreement. The Asset Purchase Agreement also provides the recipients of Nova’s ordinary shares with certain limited piggy-back registration rights with respect to the Nova ordinary shares they receive. These piggy-back registration rights are subject to certain customary carve-outs and limitations as well as other limitations set forth in the Asset Purchase Agreement.

The Asset Purchase Agreement also provides that in connection with the closing, each HyperNex employee receiving shares will enter into a restricted stock agreement with respect to the Nova ordinary shares received and to be received by the employee, an employment agreement and a non-compete agreement. In addition, so long as either HyperNex or its shareholders own at least 8% of Nova’s outstanding capital stock, they will be entitled to appoint an observer to Nova’s Board of Directors.

The Asset Purchase Agreement contains customary representations, warranties and covenants and generally provides that the parties’ respective liabilities for breaches of the representations and warranties will not exceed 35% of the stock issued under the Asset Purchase Agreement or its monetary value at closing, or 100% of the stock or its monetary value at closing in the case of breaches of certain representations and warranties and certain knowing breaches. Under certain circumstances, a party’s liability for a knowing breach of a representation or a warranty may also be unlimited. The transaction is also subject to certain closing conditions, including the completion of legal due diligence by Nova to its satisfaction and the negotiation and execution of amendments to certain agreements with third parties. Under certain specified circumstances, the Asset Purchase Agreement may be terminated by Nova or HyperNex prior to the consummation of the transactions described in the agreement.

The forgoing summary does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which will be filed as an Exhibit to Nova’s Annual Report of Form 20-F for 2005. Except for its status as a contractual document between the parties with respect to the transactions described therein, the Asset Purchase Agreement is not intended to provide factual information about the parties. The representations and warranties contained in the Asset Purchase Agreement were made only for the purposes of the Asset Purchase Agreement and as of specific dates, were solely for the benefit of the parties to the Asset Purchase Agreement, and may be subject to limitations agreed to by the parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the Asset Purchase Agreement instead of establishing matters set forth in the representations and warranties as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, they should not be relied upon by investors or any other person not a party to the Asset Purchase Agreement as statements of factual information.